Exhibit 99.1

Press Release

Huahui Education Group Limited Reports 2024 Six Months Financial Results

Shenzhen, China (September 30 2024), Huahui Education Group Limited, an educational equipment, technology and solution provider, today announced its financial results for the six months ended June 30, 2024.

“Due to the COVID-19 epidemic, many industries, including the education industry in China have suffered significant decline in the past three years and are yet to recover. While Huahui’s performance has been declining in the past few quarters, this quarter our revenue increased compared to the same period last year. Due to the launch of new projects and new personnel hires in the second quarter, Huahui’s profit declined in 2024 compared with the same period last year. While this has impacted our short-term financial performance, we remain confident in our long-term strategy and market position,” said Ms. Shufang Zeng, CEO of Huahui.

“We expect to return to the profitability parameters of previous periods in the third quarter, as product mix strategies are realigned. We remain committed to delivering value to our shareholders and are taking the necessary steps to ensure that we continue our growth trend. Our team is focused on optimizing our product offerings and operational efficiencies to drive profitability and sustain our market advantages,” concluded Ms. Zeng.

First Six Months 2024 Financial Results

Revenues for the first six months of 2024 were $0.54 million compared to $0.68 million in the first six months of 2023.

Gross profit for the first six months of 2024 was $0.39 million (74% of revenues) compared to $0.56 million (83% of revenues) in the first six months of 2023.

Operating loss for the first six months of 2024 was $0.31 million compared to operating loss of $0.03 million in the first six months of 2023.

Loss before income tax for the first six months of 2024 was $0.31 million compared to $0.03 million in the first six months of 2023.

Net loss for the first six months of 2024 was $0.31 million compared to a net loss of $0.04 million in the first six months of 2023.

About Huahui

Huahui provides educational equipment, technology and solutions, including physical equipment, software and online tools that support classroom instruction and school operations and AI devices to educational institutions.

For more information, visit Huahui’s web site at www.http://www.hh-edu.net/

Forward Looking Statements

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Shufang Zeng

Tel: (86) 18126438481

Email: hheg@hh-edu.net

Room 901, 9th Floor, Investment Bank Building

115 Fuhua 1 st Road, Futian District

Shenzhen, Guangdoang Province, China 518000

Huahui Education Group Limited

Consolidated Statements of Income

U.S dollars in thousands (except per share data)

	For the six months ended
	June 30, 2024	June 30, 2023

Revenue	535,968	677,491
Cost of revenue	(139,318)	(114,456)
Gross profit	396,650	563,035

Selling and marketing expenses	(45,947)	(4,193)
General and administrative expenses	(657,730)	(587,446)
Operating loss	(307,027)	(28,604)

Other income (expenses), net	1,999	1,585
Loss before income taxes	(305,028)	(27,019)

Income tax (expenses)	(783)	(15,470)
Net loss	(305,811)	(42,489)

Foreign currency translation differences	(3,438)	(7,269)
Total comprehensive loss for the period	(309,249)	(49,758)

Owners of the Company	(290,579)	(76,750)
Non-controlling interest	(15,232)	34,261

Basic and diluted loss per ordinary share	(0.00)	(0.00)

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

Huahui Education Group Limited

Consolidated Balance Sheets

U.S dollars in thousands

	June 30, 2024	December 31, 2023
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	19,062	298,437
Account receivable	621,343	557,863
Other receivable	332,326	408,125
Related party receivable	217,029	245,497
Prepaid expenses and other current assets	69,996	54,591
Total current assets	1,259,756	1,564,513

Non-current assets:
Leasehold improvements and equipment, net	66,831	16,599
Operating lease right-of-use assets	794,625	1,065,352
Total non-current assets	861,456	1,081,951
Total assets	2,121,212	2,646,464

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	278,367	465,178
Accounts payable, other payables and accruals	524,952	606,045
Short-term bank borrowings	-	2,818
Current operating lease liabilities	484,347	513,967
Amount due to related parties	1,284,792	959,346
Total current liabilities	2,572,458	2,547,354

Non-current liabilities:
Non-current operating lease liabilities	310,278	551,385
Total non-current liabilities	310,278	551,385
Total liabilities	2,882,736	3,098,739

Shareholders’ equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the six months ended June 30, 2024 and the year ended December 31, 2023)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	2,150	5,588
Retained (loss)	(800,296)	(509,717)
Total Equity attributable to owners of the capital stock of the parent	（769,013 ）	(474,996)
Non-controlling interest	7,489	22,721
Total shareholders’ equity (deficit)	(761,524)	(452,275)
Total liabilities and equity	2,121,212	2,646,464

Huahui Education Group Limited

Consolidated Statement of Cash flow

U.S dollars in thousands

	For the six months ended
	June 30, 2024	June 30, 2023

Cash flows from operating activities:
Net loss	(305,811)	(42,489)
Adjustments for:
Depreciation expense	6,058	4,042
Changes in:
Accounts receivable	(77,186)	(4,173)
Other receivables	66,795	67,156
Prepaid expenses and other current assets	(16,823)	(2,098)
Other payables and accruals	(67,458)	128,147
Deferred revenue	(177,388)	(102,552)
Net cash provided from (used in) operating activities	(571,813)	48,033
Cash flows from investing activities:
Additions to leasehold improvements and equipment	(59,382)	-
Proceeds from sale of property and equipment	2,261	-
Net cash used in investing activities	(57,121)	-
Cash flows from financing activities:
Proceeds from advances from related parties	330,688	232,304
Repayment of advances to related parties	22,908	(328,332)
Proceeds from short-term borrowings	-	2,757
Repayment of borrowings	(2,757)	-
Net cash provided by (used in)financing activities	350,839	(93,271)
Effect of exchange rate changes on cash and cash equivalents	(1,279)	(1,943)
Net (decrease) in cash and cash equivalents	(279,374)	(47,181)
Cash and cash equivalents at the beginning of period	298,436	84,487
Cash and cash equivalents at the end of period	19,062	37,306
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	817,022	467,046